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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

BROWN-FORMAN CORPORATION

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

115637-10-0

(Cusip Number)

Thomas E. Rutledge
Ogden Newell & Welch PLLC
1700 PNC Plaza
500 West Jefferson Street
Louisville, Kentucky 40202
(502) 582-1601

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 1, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 115637-10-0

1.	Name of Reporting Person: Owsley Brown Frazier		I.R.S. Identification Nos. of above persons (entities only): (###-##-####)

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 580,225

		8.	Shared Voting Power: 11,720,978

		9.	Sole Dispositive Power: 580,225

		10.	Shared Dispositive Power: 11,720,978

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 12,301,203

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 42.58%

14.	Type of Reporting Person (See Instructions): IN

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Item 1.	Security and Issuer
Brown-Forman Corporation Class A Common Stock 850 Dixie Highway Louisville, Kentucky 40210

Item 2.	Identity and Background
a) Name: Owsley Brown Frazier

b) Principal Business address:
4938 Brownsboro Road
Suite 200
Louisville, Kentucky 40222

c) Former Vice Chairman of the issuer, Brown-Forman Corporation.

d) Criminal Convictions: No criminal convictions in the last five years (excluding traffic violations or similar misdemeanors).

e) Securities Proceedings: No judgments, decrees or final orders enjoining further violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration
Please see description of share exchange transaction set forth under Item 4 below.

Item 4.	Purpose of Transaction
On May 3, 2002, Sandra Frazier entered into a share exchange agreement with a trust for which the undersigned serves as an advisor. Pursuant to that agreement, Sandra Frazier surrendered 160,000 shares of Brown-Forman Corporation Class A (voting) common stock and received from the trust Class B (non-voting) common stock of Brown-Forman Corporation. The change in beneficial ownership resulting from that exchange resulted in less than a 1% change from the beneficial ownership of the undersigned reported on Amendment 3 to Schedule 13D filed in February 2002.

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Item 5.	Interest in Securities of the Issuer
The amount of shares beneficially owned by the undersigned as of January 1, 2003, is as follows:

		Aggregate	Percent
		Number	of Class

(a)	Beneficially Owned	12,301,203	42.58%

(b)	Sole Voting Power	580,225
	Shared Voting Power	11,720,978
	Sole Disposition Power	580,225
	Shared Disposition Power	11,720,978

(c)	The undersigned has had no transactions in Class A common stock (the only class of voting securities of Brown-Forman Corporation) within the sixty days prior to this filing.

(d)	The undersigned, as a member of the Advisory Committee to certain trusts, with two other Advisory Committee members, shares voting and disposal powers over shares of Brown-Forman Corporation Class A common stock. Those other advisors are W.L. Lyons Brown, Jr., Hilliard-Lyons Center, 501 Fourth Avenue, Louisville, Kentucky 40202, former Chairman of the Board and Chief Executive Officer of Brown-Forman Corporation, currently United States Ambassador to Austria, and Dace B. Stubbs, 135 Sago Palm Road, Vero Beach, Florida 32963, private investor and director of Brown-Forman Corporation. Other persons have the right to receive income from the trust holding Brown-Forman Corporation Class A common stock, as to which stock the undersigned has shared voting power. The following person is sole income beneficiary of one of these trusts which holds more than 5% of the outstanding shares of such Class A common stock: Sarah S. Brown.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None.

Item 7.	Material to Be Filed as Exhibits
None.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2003

By:	/s/ Owsley Brown Frazier
Name:	Owsley Brown Frazier
Title:

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

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